UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

As previously disclosed in the filings of Perpetuals.com Ltd (the “Company”), including the Report on Form 6-K filed on January 22, 2024, and the Annual Reports on Form 20-F for the fiscal years ended April 30, 2024 and April 30, 2025, filed on August 26, 2024 and August 27, 2025, respectively, certain shareholders of the Company (the “Plaintiffs”) filed a lawsuit against the Company and Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director (the “Individual Defendant” and, together with the Company, the “Defendants”), in the Tokyo District Court in December 2023. The Plaintiffs mainly alleged (i) that Mr. Kobayashi had an obligation to complete the necessary arrangements prior to the Company’s initial public offering to enable existing shareholders to sell their shares immediately after the Company’s listing on Nasdaq, (ii) that he breached the obligation intentionally or through negligence, thereby committing a tort under Article 709 of the Japanese Civil Code, and (iii) that the Company shall be jointly liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The Plaintiffs sought monetary damages in the total amount of USD 2,925,747 (approximately JPY480 million), plus interest and costs. In addition, as previously disclosed, certain bank accounts of the Company were provisionally attached due to an order by the Tokyo District Court as a result of the lawsuit.

On July 17, 2026, a judicial settlement was reached before the Tokyo District Court resolving all claims between the Plaintiffs and the Defendants in the above-referenced proceedings. The material terms of the settlement are as follows: (i) settlement payment: the Defendants agreed to pay a settlement amount of JPY20,000,000 (approximately USD122,000) to the Plaintiffs, jointly and severally, by August 14, 2026; (ii) release of all claims: upon completion of the payment, the Plaintiffs agreed to waive and release all remaining claims against the Defendants arising from the subject matter of the litigation; the parties mutually confirmed that no further obligations or claims exist between them with respect to the matter, other than as set forth in the settlement; (iii) withdrawal of provisional attachments: following completion of the settlement payment, the Plaintiffs agreed to withdraw all outstanding applications for provisional attachment orders on the Company’s bank accounts. The settlement payment was completed on July 27, 2026.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies, beliefs, and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events, or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments, and beliefs in light of the information currently available to it. The Company cautions investors that a number of risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, the timing of the release of the provisional attachments, other unforeseen legal, regulatory, or operational developments, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: July 29, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director
(Principal Executive Officer)

2